UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 12, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 12, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa 27 11 884 1610 www.grtbasin.com

  FEASIBILITY STUDY INDICATES ROBUST RETURNS FROM A HIGH GRADE
GOLD-SILVER OPERATION AT GREAT BASIN GOLD'S HOLLISTER PROJECT

July 12, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBGold) announces excellent returns from a feasibility study on Hollister Development Block Project on its 100% owned Hollister property in Nevada, USA. The study is based on a 400 ore tons per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems and trucking it to an off-site toll milling facility.

Using US dollars, a gold price of US$550/oz and a silver price of US$10.00/oz, the pre-tax results from the study indicate a very robust 105.6% internal rate of return and net present value of US$122.9 million (5% discount).

Key parameters and results:

Proven and probable reserves At 0.28 oz/ton cut-off	868,500 tons grading 1.01 oz/t gold and 4.3 oz/ton silver
Production Rate	400 ore tons/day
Recoveries	95% gold 90% silver
Average Annual Production	150,000 oz gold equivalent[1]
Life of Mine Production (recovered)	834,000 ounces gold 3,663,000 ounces silver
Start up Capital Cost	$52 million
Operating Costs (split blast tons) Mining Toll milling Trucking General & Administration	$175/ton $42/ton $29/ton $28/ton
Cash Cost	$214/equivalent oz1
Total Cost	$282/equivalent oz1
Life of Mine	6 years
Payback	1.5 years
Internal Rate of Return	105.6%
Net Present Value (5% discount)	$122.9 million

1 Gold equivalent is calculated using the above gold and silver prices and the formula:
Au-eq oz = Au oz + (Ag oz * Ag price/Au price)

Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning an IRR of 54% and NPV of US$51.5 million (5% discount) for metal prices of US$450/oz for gold and US$10.00/oz for silver to an IRR of 155% and NPV of US$184.8 million (5% discount) for metal prices of US$650/oz for gold and US$10.00/oz for silver.  The project returns were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 80% to 131% and the NPV at a 5% discount from US$83.2 million to US$151.6 million for variations in the capital and operating costs of +/-20%.

President and CEO Ferdi Dippenaar said:

"Management is very pleased with the results from the feasibility study. As we have completed the appointment of a full management team at Hollister with extensive experience in mining this type of ore body, the Company intends to immediately advance the project through permitting and construction, into production. As a certain amount of development has taken place in conjunction with the study, there will be production during the 18-month construction period. The project will reach full production of 150,000 oz/annum by 2009.

We view this important milestone as Phase 1 of exploiting the true potential of the Hollister ore body. In-fill drilling and drilling at depth continues, and we expect opportunities to increase both the production rate and life of mine of the project."

Additional Details from the Study
Components of capital and operating costs are:

CAPITAL COSTS	US$(million)
Mine Development	29.8
Infrastructure	20.4
Surface Equipment	1.8
Sub Total	52.0
LoM Capital	14.3
Total Project Capital Cost	66.3

OPERATING COSTS	US$/ton Split shot ore	US$/tonne Split shot ore	US$/ton Blasted*
On Mine	175	159	106
Ore Transport	29	27	18
Milling	42	38	25
Administration	28	26	17
Development	19	17	12
Total Operating Cost	222	266	178

*With the proposed mining method only the ore would be transported out of the mine and the rock that would normally have formed part of the dilution would be left behind as waste. In order to compare with previous estimates, this would be the cost per ton of blasted ore.

Approximately 217,000 ft (66,000 m) of surface drilling was completed by Great Basin Gold during the period of 1997-2001. Extensive infrastructure establishment, development of an access decline and other underground workings, drilling, trial mining and metallurgical bulk sample testing have taken place over the past three years. This includes approximately 55,000 ft (16,750 m) of underground drilling between February 2006 and February 2007 and a total of 8,577 ft (2,600 m) of underground development of which over 1,500 ft (460 m) of drifting was on the veins.

Good recoveries were obtained from test milling of bulk samples. A total of 2,090 ounces of gold and 24,050 ounces of silver (2,527 oz gold equivalent) were recovered from the previous, 5000-ton, bulk sample (Great Basin News Release May 1, 2007). Hollister management is planning to have an additional 3,000-ton bulk sample treated during the Company's third fiscal quarter ending September 30, 2007.
Details of the fully diluted mineral reserves at a 0.28 oz/ton cut-off established from the study are:

Category	Tons	TONNES	GRADE Au oz/ton	GRADE Au g/t	Ounces Au	GRADE Ag oz/ton	GRADE Ag g/t	Ounces Ag	Ounces Au Equivalent
Proven	571,800	519,800	1.00	34.40	573,700	5.43	186.08	3,103,400	630,100
Probable	296,700	269,700	1.03	35.18	304,500	4.06	139.18	1,204,400	326,400
Total	868,500	789,500	1.01	34.67	878,200	4.96	170.06	4,307,800	956,500

 The mineral reserves are based on the measured and indicated resources from a may 2007 estimate as tabulated below:

RESOURCE CATEGORY	Cut-Off oz/ton	TONS	TONNES	GRADE Au oz/ton	GRADE Au g/t	OUNCES Au	GRADE Ag oz/ton	GRADE Ag g/t	OUNCES Ag	OUNCES Au Equivalent
Measured	0.25	560,000	508,000	1.04	35.77	584,000	6.09	208.91	3,413,000	646,000
	0.35	448,000	406,000	1.23	42.20	551,000	6.98	239.27	3,124,000	608,000
Indicated	0.25	343,000	311,000	1.00	34.45	344,000	5.09	174.58	1,744,000	376,000
	0.35	280,000	254,000	1.16	39.87	326,000	5.78	198.13	1,618,000	355,000
Measured & Indicated	0.25	903,000	819,000	1.03	35.32	929,000	5.71	195.77	5,157,000	1,022,000
	0.35	728,000	660,000	1.20	41.30	877,000	6.52	223.54	4,742,000	962,000
Inferred	0.25	805,000	731,000	1.08	37.13	872,000	3.94	134.92	3,169,000	930,000
	0.35	627,000	569,000	1.31	44.85	820,000	4.32	148.11	2,707,000	869,000

The mineral resources shown above have been established by drilling to an average depth of only 500 feet (150 m) below the contact of the Ordovician host rocks with the overlying volcanics (approximately 700 feet (210 m) below surface). A 40,000 ft (12,200 m) underground drilling program is currently underway which has intersected mineralization at an approximate depth of 920 feet (280 m) below the contact. This is being followed up with more drilling at depth. In addition, the current drilling is testing parallel veins and lateral extensions to the known vein systems. Results received so far (see Great Basin News Release of July 9, 2007) indicate there is excellent potential to expand the resources and extend the mine life at Hollister.

As reported in a Great Basin Gold news release on July 9, 2007, the Bureau of Land Management has approved the Second Decline Amendment to the Hollister Development Block Plan of Operations, subject to conditions including a Nevada Division of Environmental Protection approval ("NEPA") of an Engineering Design Change. Once the NEPA is received construction of the second decline, resulting in safety improvements, increase haulage capacity and a second fresh air intake, will commence.

The feasibility study was completed by consultants under the supervision of Johan Oelofse, Pr.Eng., and Chief Operating Officer of Great Basin Gold who also prepared this press release on behalf of the company. The study was reviewed by Ddraig Mineral Development Limited (DMD), a specialist company that offers independent technical advice to assist with the development and financing of mineral projects. The independent qualified person for the study is David Jordan, B.Sc. (Hons), MIMM, C.Eng. A technical report will be filed on www.sedar.com within 45 days.

Great Basin has two advanced stage gold projects in two of the world's best gold environments. In addition to the Hollister property on the Carlin Trend, Great Basin recently completed an optimized feasibility study on its Burnstone Gold Project on the Witwatersrand Goldfield in South Africa. For more information, please visit Great Basin Gold's website at www.grtbasin.com or call Investor Services: Tsholo in South Africa at 27 (0) 11 884 1610; Melanee within North America at 1-800-667-2114; or Barbara in USA at Breakstone Group (646) 452-2334.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

All information contained in this press release relating to the contents of the Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Feasibility Study was prepared to quantify the Hollister project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Hollister project. The mineralized material at the Hollister project is currently classified as a measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Hollister project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Feasibility Study. The proposed operation would rely on third party toll treating and ore purchasing agreements for metal recoveries. There can be no assurance that the infrastructure facilities can be accessed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project may require additional financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Caution about the use of Measured, Indicated and Inferred Resources

This news release uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. Great Basin Gold advises investors that although the term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume all of the mineral resources in these categories will ever be converted into reserves. In particular, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.